OMB APPROVAL
OMB Number:	3235-0518
Expires:	June 30, 2011
Estimated average burden
hours per response..... ... .	0.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

OJSC “Bashkirenergo”

(Name of Subject Company)

Bashkir open joint-stock company of the power industry and electrification “Bashkirenergo”

(Translation of Subject Company’s Name into English (if applicable))

Russian Federation

(Jurisdiction of Subject Company’s Incorporation or Organization)

JSC “INTER RAO UES”

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Svetlana Yu. Chuchaeva

12, Krasnopresnenskaya Nab., Entrance 7, Moscow, 123610, Russian Federation

+7 (495) 967 05 27, ext. 2081

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

The exchange offer is expected to commence in the 2nd quarter of 2012 after approval thereof by the Company’s shareholders and registration its share issuance by the Federal Services for Financial Markets of the Russian Federation. JSC “INTER RAO UES” will file a separate Form CB and indicate the specific date of commencement of the Exchange Offer.

(Date Tender Offer/Rights Offering Commenced)

*	An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C.3507.

SEC2560(12-08) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

1. English translation of the press-release announcing results of the meeting of the Company’s board of directors held in connection with the proposed exchange offer, dated 16 March 2012.

Item 2. Informational Legends

A legend complying with Rule 802 (b) under the Securities Act of 1933, as amended, has been included in the information documents published in the United States or disseminated to U.S. holders.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

No other materials have been made publicly available or disseminated to shareholders in connection with the exchange offer pursuant to Russian jurisdictional requirements.

PART III - CONSENT TO SERVICE OF PROCESS

On 19 March 2012 JSC “INTER RAO UES” has filed a written irrevocable consent and power of attorney with the Securities and Exchange Commission (the “Commission”) on Form F-X. JSC “INTER RAO UES” will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Svetlana Yu. Chuchaeva
Ms. Svetlana Yu. Chuchaeva
Representative acting in accordance with the Power of Attorney, dated 22 February 2012
20 March 2012

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

16.03.2012

The Board of Directors of INTER RAO UES has called an Extraordinary General Meeting of Shareholders (EGMS) to address corporate reorganization issues. The EGMS is to take place on 26 April 2012 by absentee vote. The list of persons entitled to take part in the meeting and to request a buy out of their shares was made as of 15 March 2012.

In the course of assuming the Group’s target corporate structure with 100% ownership of core generating assets (as stipulated in BOD decisions), the following procedures are proposed:

1. Two entities will be spun off JSC OGK-1 and JSC OGK-3, thus creating JSC First Generation and JSC Third Generation, respectively. All the assets and liabilities of OGK-1 and OGK-3 will be transferred to these new companies. The new spin-off companies will simultaneously be merged with JSC INTER RAO – Electric Power Plants (today the company operates four power plants: Kaliningrad TPP-2, Northwest TPP, Sochi TPP and Ivanovo CPP).

2. At the same time, OGK-1 and OGK-3 will be merged with INTER RAO UES. As a result, all high-output Russian power plants operated by INTER RAO Group will be listed on the balance sheet of the same corporate entity which is a 100% subsidiary of INTER RAO UES.

The swap ratio parameters are based upon the reports of an independent appraiser – the Institute of Independent Appraisal. Morgan Stanley and Troika Dialog provided their opinions as to whether the swap ratios are fair from a financial standpoint.

One ordinary share of INTER RAO UES will be swapped for 0.0416666666666667 of an OGK-1 ordinary share (24 shares of INTER RAO UES for one share of OGK-1) and 0.025 of an OGK-3 ordinary share (40 shares of INTER RAO UES for one share of OGK-3).

The reorganization is expected to be completed in Q4 2012. This will bring the total installed capacity of the unified operating company INTER RAO – Management of Electric Power Plants to nearly 21 GW. Furthermore, two second-tier subsidiaries are to be merged with INTER RAO UES: JSC INTER RAO – Energy and JSC INTER RAO – Energoaktiv. These companies own small minority stakes in energy companies in which INTER RAO UES also directly holds stakes.

“The goal of this reorganization is to consolidate 100% of the Group’s major power-generating assets and create a common framework for their operational management. It is necessary to simplify asset ownership structure, thus increasing transparency and streamlining administrative costs. We expect the reorganization to have a positive impact on the investment appeal of INTER RAO as, among other things, it entails a substantial increase in free float and elimination of the conglomerate discount,” said the Chairman of the Executive Board of INTER RAO UES, Boris KOVALCHUK.

In parallel with optimization of the current structure of INTER RAO Group, the head company of the Group – INTER RAO UES – is to be reorganized through acquisition of JSC Bashenergoaktiv.

Based on the preliminary concept of reorganization and assuming all appropriate corporate approvals by Bashkirenergo and JSFC Sistema are received, it is expected that Bashkirenergo will be reorganized by means of a disproportionate split into two companies: JSC Bashenergoaktiv (simultaneously merging with INTER RAO UES) and JSC Bashkir Grid Company. Bashenergoaktiv will assume control over the entire power generation business of Bashkirenergo by obtaining the shares of LCC Bashkir Generation Company, LCC Bashkir Heat Distribution Network, and LCC TPP-5 CPP.

The details of Bashkirenergo’s reorganization are to be determined by the relevant corporate governance bodies. At the same time, the Board of Directors of INTER RAO UES has made all the necessary decisions for Bashenergoaktiv’s acquisition, including determining the position for the shareholders’ vote on the reorganization at the Bashkirenergo shareholders’ meeting.

The INTER RAO UES Board of Directors has established a conversion ratio of one ordinary share of INTER RAO UES per 0.0016588785046729 of an ordinary share of Bashenergoaktiv (602.82 shares of INTER RAO UES for one share of Bashenergoaktiv), and 0.00218293620292083 of a preferred share of Bashenergoaktiv (458.10 shares of INTER RAO UES for one preferred share of Bashenergoaktiv). These swap ratios have also been deemed to be fair from the financial standpoint.

Morgan Stanley and Troika Dialog have acted as investment advisors on these transactions. The Board of Directors of INTER RAO UES has also made decision with respect to a bank guarantee agreement with Gazprombank, in the event this becomes necessary to execute the transaction.

For the purpose of conversion of the above-mentioned companies’ shares into INTER RAO UES shares, the Board of Directors is suggesting that the General Meeting of Shareholders approve an increase of share capital via an additional issue of ordinary shares. Based on the reorganization conditions mentioned above, the conversion of all minority stakes of the companies to be merged would result in an increase of the share capital of INTER RAO UES of no more than 10%.

In addition to the decisions concerning reorganization, the Board of Directors has approved the sale of its blocking stake in JSC ENEL OGK-5.

INTER RAO UES is a diversified energy holding working in various segments of Russian and international electric power industry. INTER RAO UES is a leading exporter and importer of electric energy in Russia actively increasing electricity generation and sales activities and developing new lines of business. INTER RAO UES corporate strategy is focused on making the company a global energy enterprise and a key player in the international energy market. INTER RAO UES Group owns and operates approximately 28,000 MW of installed power generating capacity. www.interrao.ru

2